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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For APRIL 25, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
                    ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
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                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
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1.  Press Release entitled "CVRD Has a New CFO" dated April 25, 2002......3




                                       6
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[Logo] Companhia
       Vale do Rio Doce                                           Press Release


                               CVRD HAS A NEW CFO

Rio de Janeiro, April 25, 2002 - Fabio Barbosa, the former Secretary of the Brazilian National Treasury, is the new Chief Financial Officer of Companhia Vale do Rio Doce - CVRD. Fabio Barbosa was invited by Roger Agnelli, CVRD's CEO, and his name was unanimously approved by CVRD Board of Directors. Fabio Barbosa will start his activities as CVRD CFO on next July.

Mr. Agnelli reminded that the new Executive Director was already participating in the Board of Directors as the National Treasury representative. "He is completely familiar with the Company's subjects and, as an Executive Director, he will be able to provide the Company a worthy contribution in the financial division. Fabio Barbosa accumulated a large experience during the years he worked in the public sector that allows him to execute this important mission in a Company like CVRD. We are very happy with his appointment and anxious to work with him on day-to-day basis" emphasized Roger Agnelli.

Fabio Barbosa, a 41 year old economist, served the Brazilian Government since 1984, and has participated as a member of the Board of Directors of Companhia Siderurgica de Tubarao, Telesp, Caixa Economica Federal, Banco do Brasil, Banespa, besides CVRD. From 1992 to 1995, he was an advisor to the Executive Board of the World Bank.


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                                       For further information, please contact:
          Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                        Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                    Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Comissao de Valores Mobiliarios and the U.S. Securities and Exchange


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            COMPANHIA VALE DO RIO DOCE

                                            By: /s/ Roberto Castello Branco
                                            -------------------------------
                                            Name:  Roberto Castello Branco
                                            Title: Head of Investor Relations


Dated: April 25, 2002